UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                               PAMECO CORPORATION
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    697934107
                                 (CUSIP Number)

                                 Willem de Vogel
                           Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022
                                 (212) 605-3213
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 18, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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                                  SCHEDULE 13D
                              CUSIP NO. 697934107


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity Ltd

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER

           NUMBER OF                      1,850,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,850,000

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,850,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.2% *

14        TYPE OF REPORTING PERSON

          CO

* Percentage based on 5,947,329 shares of Class A Common Stock shown as outstanding at December 31, 1999 on the Issuer's Report on Form 10-Q for its fiscal quarter ended November 30, 1999.

Amendment No. 3 to Schedule 13D

     This Amendment No. 3 amends the statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to the beneficial ownership by Quilvest American Equity Ltd., a British Virgin Islands international business company ("Quilvest"), of shares of Class A Common Stock, par value $.01 per share, of Pameco Corporation, a Georgia corporation (the "Company"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

     Funding for the purchase of the shares of the preferred stock and warrants referred to in response to Item 4 below will be obtained from Quilvest's own resources.


Item 4. Purpose of the Transaction.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     Quilvest acquired beneficial ownership of all its shares of Class A and Class B Common Stock for investment purposes and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

     As of February 18, 2000, the Company, Quilvest and Littlejohn Fund II, L.P., a Delaware limited partnership ("Littlejohn"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which, among other things, Quilvest has agreed to purchase from the Company 28,000 shares of newly issued preferred stock and warrants to purchase an additional 28,000 shares of newly issued preferred stock. Subject to the approval of the Company's stockholders, the preferred stock will become convertible into shares of Class A Common Stock and will give the holder the right to vote on an "as-converted" basis with the Class A Common Stock. The Securities Purchase Agreement also provides for changes in the Board of Directors of the Company, effective as of the closing of the purchase contemplated thereunder (the "Closing"). The Closing is subject to various conditions. The information set forth in the Securities Purchase Agreement and certain exhibits thereto, which are attached hereto as Exhibits, is expressly incorporated herein by reference and the response to this item is qualified in its entirety by such Exhibits.

     Quilvest may at any time or from time to time acquire additional shares of Class A or Class B Common Stock or dispose of shares of Class A or Class B Common Stock. Except as described above, Quilvest has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) As of February 18, 2000, Quilvest owned 1,003,783 shares of Class A Common Stock and 846,217 shares of Class B Common Stock. The Class B Common Stock is convertible into a like number of shares of Class A Common Stock at any time at the option of Quilvest. These shares represent, in the aggregate, 27.2% of the outstanding shares of Class A Common Stock of the Company.

     (b) Quilvest has sole power to vote, direct the vote of, dispose of or direct the disposition of any and all shares of the Class A and B Common Stock held by Quilvest.

     (c) Except as described above, to the best knowledge of Quilvest, none of the persons listed in Item 2(a) has effected any transaction in the Class A Common Stock of the Company within the past 60 days.

     (d) Except as set forth in this Item 5, to the best knowledge of Quilvest, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Quilvest, the board of directors of Quilvest may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of Class A and B Common Stock owned by Quilvest.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     Pursuant to the Securities Purchase Agreement, Quilvest has entered into a Shareholders Agreement and has delivered to Littlejohn a proxy to vote Quilvest's shares of Class A and Class B Common Stock. The Shareholders Agreement and proxy will become effective upon, and are subject to, the occurrence of the Closing. The Shareholders Agreement contains restrictions on the transfer, and arrangements with respect to the voting, of the Class A and Class B Common Stock held by Quilvest. The voting arrangements and transfer restrictions described in the Shareholders Agreement, which are attached hereto as Exhibits 5 and 6, are expressly incorporated herein by reference and the response to this item is qualified in its entirety by such Exhibit.

     To the knowledge of Quilvest, except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     The information set forth in the Exhibit Index is incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2000

                                              /s/ Willem F.P. de Vogel
                                             ---------------------------
                                             Name:  Willem F.P. de Vogel
                                             Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

1.   Power of Attorney

2. Securities Purchase Agreement dated as of February 18, 2000 by and among the Company, Littlejohn and Quilvest.

3. Form of Certificate of Designation of Series A Cumulative Pay-in-Kind Preferred Shares

4.   Form of Warrant

5. Shareholders Agreement dated as of February 18, 2000 by and among the Company, Littlejohn, Quilvest and Willem F.P. de Vogel

6.   Irrevocable Proxy delivered by Quilvest